Exhibit 99.8

WESTERN WIND ENERGY CORP.

1326 – 885 West Georgia Street	Telephone: (604) 685-WIND (9463)
Vancouver, BC V6C 3E8	Facsimile: (604) 685-9441
www.westernwindenergy.com

N E W S R E L E A S E

May 13, 2009

Toronto Venture Exchange Symbol: “WND”
Issued and Outstanding: 44,418,951

WESTERN WIND ENERGY CORP. ANNOUNCES A 2% INCREASE IN ELECTRICTY PRODUCTION FOR THE THIRD QUARTER ENDED MARCH 31, 2009

Q1 2009 FINANCIAL RESULTS

Western Wind Energy Corp. (“Western Wind” or the “Company”) is pleased to announce a 2% increase in electricity production - 11,239 MWh compared to 10,990 for the comparable three months ended March 31, 2008. However lower natural gas prices led to lower Short Run Avoided Cost electricity selling prices which resulted in revenues decreasing 23% to $673,464 compared to $877,464 for the comparable three months ended March 31, 2008. Net loss for the quarter decreased 21% to $1,684,555 or five cents ($0.05) per share compared to a net loss of $2,141,520 or seven cents ($0.07) per share for the comparable three month period ended March 31, 2008. The decrease in net loss for the period was due to lower interest costs and foreign exchange losses.

CLOSING OF NON-BROKERED PRIVATE PLACEMENT

Western Wind is pleased to announce that it has closed a non-brokered private placement offering (the "Offering") of 699,955 units ("Units") at a price of $0.65 per Unit for gross proceeds of $454,971 to insiders, management and employees. Each Unit is comprised of one (1) common share and one (1) half of one share purchase warrant. Each whole warrant entitles the holder to purchase one (1) additional common share for a period of two years at a price of $1.00 per share. The hold periods for the Units and the underlying securities expires on September 12, 2009.

Western Wind intends to use the proceeds from the Offering to fund development activities on the 120MW Windstar Project and for general working capital purposes.

The offered securities will not be registered under the United States Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold in the United States absent registration or an applicable exception from such registration requirements.

About Western Wind Energy Corp.

Western Wind Energy Corp. is a wind energy electrical production company that currently has over 500 wind turbines with 34.5 MW of rated capacity and a further 120MW of expansion power purchase agreements in the State of California. Western Wind Energy is in the business of acquiring land sites and technology for the production of electricity from wind energy. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute "forward-looking statements" under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as "expects", "anticipated", "intends", "projects", "plans", "will", "believes", "seeks", "estimates", "should", "may", "could" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are based on management's current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results express or implied by such statements. Such factors include, but are not limited to, the Company's ability to secure a letter of credit on behalf of Southern California Edison, that the funds raised are sufficient to advance its projects as anticipated, and the other factors discussed in the Company's annual report and annual information contained in the Company's 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.